SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                             Form 20-F X Form 40-F
                                      --           --

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes   No X
                                    --   --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Exhibit 1         March  2,  2005  Press   Release   announcing   Futuremedia
                  management appointments and option plan for new employees. Mark Wilsher named Chief Financial Officer.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company





By:    /s/ Leonard Fertig
       --------------------------------
       Leonard Fertig
       Chief Executive Officer


Date:  March 2, 2005

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

                                    EXHIBIT 1

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


PRESS RELEASE

FUTUREMEDIA ANNOUNCES MANAGEMENT APPOINTMENTS AND OPTION PLAN FOR NEW EMPLOYEES

                   MARK WILSHER NAMED CHIEF FINANCIAL OFFICER

Brighton, UK - March 2, 2005 - Futuremedia plc (NasdaqSC: FMDAY), a leading European e-learning content and services provider, today announced the appointment of Mark Wilsher to the post of Chief Financial Officer, effective March 1, 2005.

Mr. Wilsher brings to Futuremedia over 22 years of financial and operating management experience. Previously a successful entrepreneur and investment manager in the venture capital and corporate finance industries, Mr. Wilsher helped to establish and build a number of businesses in the IT, software technology, telecommunications and service industries. He founded and owned Venture Technologies Limited (VTL), a venture capital company where he successfully developed Durlacher Corporation Plc, Autonomy Plc, 365 Corporation and JCP Ltd., which was successfully sold to Sun Microsystems. Prior to that, he was a director of Andalex Investments BV in the Netherlands, where he managed a global investment company with assets in excess of $1 billion. A UK chartered accountant, he served as an auditor with both Grant Thornton and Deloitte & Touche early in his career.

In addition, the Company announced today that David Welham has been appointed Managing Director of Content and Client Services. David Bailey has resigned as Managing Director of Learning for All and will continue to serve as a Director of Futuremedia and an advisor to the Company.

Leonard M. Fertig, CEO of Futuremedia, said, "These management appointments will help to strengthen our company as we focus on capturing the growing demand among employers and their employees for government tax-benefit programs and access to e-learning content in the UK and abroad. We will benefit from Mark Wilsher's experience in developing businesses that have built leadership positions in rapidly evolving markets. In addition, in his newly expanded role, David Welham will be in a position to better analyze and improve upon the range of services we provide to our clients. We are continuing to review our operations and management resources to ensure that we are optimally implementing our growth strategy to build our network and maximize shareholder value."

Mark  Wilsher  replaces  interim  CFO  Peter  Machin,  who  remains  as  Company
Secretary.

Option Plan for New Employees

The Company confirmed that the Board of Directors has approved the issuance of options to purchase up to 1.2 million shares pursuant to the Futuremedia PLC 2005 Option Plan for New Employees. Mr. Fertig said "The options under the new plan will be granted exclusively to new employees as an inducement to their joining the Company, which we believe will be a key element in enabling the Company to continue building a strong team in 2005."

The Company also confirmed the following option grants under the new plan:

         o options to purchase 225,000 shares granted to Mr. Wilsher as part of his compensation package at an exercise price based on the fair market value of the Company's ADRs on the date of his appointment;

         o options to purchase 300,000 shares granted to Hans-Erik Eriksson, a member of senior management of Open Training, at fair market value as an inducement to his employment in connection with the Company's acquisition of Open Training, as previously announced; and

         o options to purchase 25,000 shares at fair market value granted to other new non-management employees.

In accordance with applicable Nasdaq rules, the Company will make further announcements in connection with additional option grants under the new plan.

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

ABOUT FUTUREMEDIA:

Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and out-sourcing tailored, fully managed e-learning solutions to large organizations. Futuremedia's services include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of e-learning programs that fall under the government tax benefits program, Home Computing Initiative (HCI). A fully managed service, LFA provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves 13 corporations and institutions and over 26,000 enrolled employees through its LFA initiatives, representing the largest network in the UK to date. Futuremedia has since expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK.

Futuremedia's customers include Britvic, BT, BUPA, Capita, Channel Four, Compass Group, Daimler Chrysler, GSK, Hilton International, IDEA, ING Direct, the UK
National Health Service, Royal Mail, Syngenta, Winterthur Life and a growing number of UK local authorities. The Company is partnered with Fujitsu-Siemens, Microsoft, Thomson NETg and SkillSoft in delivering its products and solutions. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: www.ukhomecomputing.co.uk.

"Safe  Harbor"  Statement  under Section 21E of the  Securities  Exchange Act of
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the expected benefits that new members of management will bring to the Company, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with changes in senior management, the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), risks associated with rapid growth, the Company's ability to increase revenue, generate cash and ensure that it has adequate working capital, the Company's ability to successfully develop its business in new geographic markets, the Company's ability to operate profitably in the future, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact Information:
Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
521 Fifth Avenue
New York, NY 10175
(212) 986-6667
ir@futuremedia.co.uk

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